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Exhibit 99.3

Control Number

Form of Proxy — Annual Meeting of Shareholders of Cenovus Energy Inc. to be held on April 25, 2012

This form of proxy is solicited by and on behalf of management of Cenovus Energy Inc.

Notes to form of proxy:

1.
Every shareholder has the right to appoint a person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
This form of proxy should be read in conjunction with the accompanying documentation provided by management.

3.
Mark an "X" in each box to direct your vote. The securities represented by this proxy will be voted as directed by the shareholder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.

4.
Date and sign where indicated.

5.
If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

6.
This form of proxy should be signed in the exact manner as the name of the shareholder appears above.

7.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this form of proxy with signing capacity stated.

Proxies must be received by 2:00 p.m. Calgary time on April 23, 2012
VOTE USING THE TELEPHONE, INTERNET OR FAX 24 HOURS A DAY 7 DAYS A WEEK

To Vote by Telephone 1-866-243-5061	To Vote Using the Internet www.proxypush.ca/cve	To Vote by Fax* 1-866-781-3111 (in North America) 1-416-368-2502 (outside North America) *both sides

Refer to "Voting Questions & Answers" in the enclosed management proxy circular.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual to be voted at the meeting. Voting by mail or using the internet are the only methods by which a shareholder may appoint a person as proxyholder other than the management nominees on the reverse of this proxy. To vote by telephone or using the internet, you will need to provide your CONTROL NUMBER listed above. If you vote by telephone or using the internet, DO NOT mail or fax back this form of proxy.

Form of Proxy — Annual Meeting of Shareholders of Cenovus Energy Inc. to be held on April 25, 2012

Appointment of Proxyholder

I/We, being registered holder(s) of common shares of Cenovus Energy Inc. ("Cenovus" or the "Corporation") hereby appoint: Michael A. Grandin, or failing him, Brian C. Ferguson,	OR	Enter the name of the person or company you are appointing if this person or company is someone other than Michael A. Grandin or Brian C. Ferguson, as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual meeting of shareholders ("Meeting") of Cenovus to be held in the Telus Convention Centre, Exhibition Hall E, North Building, 136 - 8 Avenue S.E., Calgary, Alberta, Canada on Wednesday, April 25, 2012 at 2:00 p.m. Calgary time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.    Election of Directors

	FOR	Withhold		FOR	Withhold		FOR	Withhold

01. Ralph S. Cunningham	☐	☐	02. Patrick D. Daniel	☐	☐	03. Ian W. Delaney	☐	☐

04. Brian C. Ferguson	☐	☐	05. Michael A. Grandin	☐	☐	06. Valerie A.A. Nielsen	☐	☐

07. Charles M. Rampacek	☐	☐	08. Colin Taylor	☐	☐	09. Wayne G. Thomson	☐	☐

2. Appointment of Auditor
							FOR	Withhold

Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Corporation.							☐	☐

3. Shareholder Rights Plan
							FOR	Against

Amendment and reconfirmation of the Corporation's Shareholder Rights Plan as described in the accompanying management proxy circular.							☐	☐

4. Shareholder Advisory Vote on Executive Compensation
							FOR	Against

Acceptance of the Corporation's approach to executive compensation as described in the accompanying management proxy circular.							☐	☐

5. Shareholder Proposal
							For	AGAINST

Acceptance of the Shareholder Proposal set out in Appendix B to the accompanying management proxy circular.							☐	☐

My/our proxyholder has discretionary authority on amendments or variations to the matters set out above and other matters which may properly come before the Meeting and I/we ratify all actions my/our proxyholder takes under this proxy at the Meeting and at any adjournment or postponement thereof. At the date of the Notice of Meeting, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Authorized Signatures(s) — This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by management.	Signature(s)	Date (mm/dd/yy)

	Annual Report		Interim Financial Reports
☐	Shareholders will receive our annual financial statements and accompanying management's discussion and analysis (included in our Annual Report) by mail. Please mark this box if you DO NOT want to receive the Annual Report by mail.	☐	Mark this box if you DO want to receive our interim financial statements and accompanying management's discussion and analysis (included in our Interim Financial Report) by mail.

To Receive Documents Electronically
www.canstockta.com/electronicdelivery (English)    www.canstockta.com/transmissionelectronique (French)

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  Exhibit 99.3